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                                HEALTHSPORT, INC.
                          7633 E 63rd Place, Suite 220
                                 Tulsa, OK 74133

September 15, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

         Re:      Healthsport, Inc., File No. 0-23100
                  December 31, 2007 Form 10-K
                  March 31, 2008 Form 10-Q
                  June 30, 2008 Form 10-Q

Dear Mr. Rosenberg:

We are in receipt of your comment letter dated August 28, 2008. As a result of scheduling conflicts between ourselves and our auditor, we have been unable to complete our response to your comments.

We expect to file our response to your letter by no later than September 29, 2008.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

HEALTHSPORT, INC.


/S/ HANK DURSCHLAG
-------------------------------
M.E. "Hank" Durschlag
Acting Chief Executive Officer

Cc Creason & Associates, P.L.L.C.